Joseph Stone Capital, LLC

200 Old Country Road, Suite 610

Mineola, New York 11501

March 26, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Charles Eastman

Re:	E-Home Household Service Holdings Limited
Registration Statement on Form F-1, as amended
File No. 333-233468

Dear Mr. Eastman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request for the acceleration of the effective date of the above-referenced Registration Statement of E-Home Household Service Holdings Limited (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on Monday, March 30, 2020, or as soon thereafter as practicable.

Please contact Elliot H. Lutzker, Esq. of Davidoff Hutcher & Citron LLP, counsel to Joseph Stone Capital, LLC, at (516) 383-1808 or via email at ehl@dhclegal.com if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours, Joseph Stone Capital, LLC

By:	/s/ Damian Maggio
Name:	Damian Maggio
Title:	Chief Executive Officer